

Report of Independent Registered Public Accounting Firm

To the Managing Member
HWJ Capital Partners II, LLC
Boca Raton, Florida

We have reviewed management's statements, included in the accompanying Exemption Report required by SEC Rule 17a-5, in which (1) HWJ Capital Partners II, LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which HWJ Capital Partners II, LLC claimed an exemption from 17 C.F.R. §240.15c3-3: under the provision (k)(2)(ii) "Customer Protection-Reserves and Custody of Securities" (the "exemption provision") and (2) HWJ Capital Partners II, LLC stated that HWJ Capital Partners II, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. HWJ Capital Partners II, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about HWJ Capital Partners II, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii): "Customer Protection-Reserves and Custody of Securities" of Rule 15c3-3 under the Securities Exchange Act of 1934.

Daszkal Bolton LLP

Boca Raton, Florida
February 21, 2017

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